Vine Hill Capital Investment Corp. II
500 E Broward Blvd., Suite 900

Fort Lauderdale, FL 33394

December 15, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Vine Hill Capital Investment Corp. II
Registration Statement on Form S-1, as amended
File No. 333-291793

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vine Hill Capital Investment Corp. II, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, December 17, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, at (213) 683-6188, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nicholas Petruska
Nicholas Petruska
Chief Executive Officer